Filed by: Enersis Américas S.A. (Commission File No.:001-12440) pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Endesa Américas S.A. (Commission File No.:001-37724)
Form F-4 Registration No. 333-211405

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enersis@enel.com. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com

Enersis Américas S.A.

SIGNIFICANT EVENT

Securities Registry Registration N° 175

Santiago August 31, 2016

Ger. Gen. N° 55/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of that Superintendence, and exercising the powers conferred upon me, I inform you, on an essential fact basis, that in an extraordinary session held today, the Board of Directors of Enersis Américas S.A. (“Enersis Américas” or the “Company”) agreed to the following:

1.       By unanimous decision, the Board of Directors announced that the tender offer (“OPA” in its Spanish acronym) by Enersis Américas for any and all outstanding shares and American Depositary Shares (“ADSs”) of Endesa Américas S.A., will be launched September 13, 2016.

By a majority of the Board of Directors, announced that with the goal of contributing to the success of the operation, the price to be paid for each share of Endesa Americas S.A. is 300 Chilean pesos.

Based on the fact that the price of the tender offer must be duly communicated to the Securities Exchange Commission (“SEC”) for their approval of documentation relevant to the transaction, the Board of Directors has definitively fixed the price, which may not be modified once the SEC grants their approval, which will be communicated through a Significant Event.

2.       By unanimous decision, modify the date and matters discussed at the Extraordinary Shareholders’ Meeting summoned by the Board of Directors on August 5, 2016 as detailed in a significant event of the same date. As such, an Extraordinary Shareholders' Meeting will be held on September 28, 2016, at 9:30 am, in Enersis’ Stadium, located at Carlos Medina N° 858, Santiago.

The matters to be discussed and voted on at the Extraordinary Shareholders’ Meeting are as follows:

        I.            Related-party transactions (“OPR” in its Spanish acronym). Pursuant to the terms of Title XVI of the Chilean Companies Act, Law No. 18,046 (“LSA”, in its Spanish acronym), to approve the OPR which consists of the proposed statutory merger of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), into Enersis Américas (the “Merger”), referred to in item II below, taking into account the following background data that serves as its foundation, and which are available to the shareholders at the Company’s corporate address and on its website www.enersis.cl:

1.       Report issued by Banco Itaú, the independent appraiser appointed by the Board of Directors, dated August 5, 2016;

2.       Report issued by Credicorp (IM Trust),  the independent appraiser appointed by the Directors’ Committee, dated August 5, 2016;

3.       Fairness opinion dated August 5, 2016 by Bank of America Merrill Lynch, the financial advisor of Enersis Américas’ Board of Directors, over the merger process.

4.       Report by the Company’s Directors’ Committee, dated August 5, 2016; and

5.       Individual opinions of the Company Directors, Messrs. Borja Acha B. (Chairman), José Antonio Vargas L. (Vice Chairman), Livio Gallo, Enrico Viale, Hernán Somerville S., Patricio Gómez S. and Domingo Cruzat A., all dated August 5, 2016.

6.       The document comprising the terms and conditions of the proposed merger prepared in accordance with Article 155(a) of the Chilean Companies Regulations, which contains the objectives and expected benefits of the merger;

      II.            Merger. Once item I above has been approved, pursuant to the terms of Title IX of the LSA, and of paragraph 3 of Title IX of the Chilean Companies Regulations, approve (i) the proposed Merger by virtue of which Enersis Américas, in its capacity as the surviving company, would absorb by acquisition each of Endesa Américas and Chilectra Américas, each of which would then dissolve without the need for their liquidation, succeeding them in all their rights and obligations; and (ii) the background information that serves as foundation for the Merger. The specific terms and conditions of the Merger will be the following:

1.       The background information that serves as foundation for the Merger, according to the applicable legislation, was made available to the shareholders today, including:

                                                               i.      The document containing the terms and conditions of the proposed Merger, drawn up in accordance with Article 155(a) of the Chilean Companies Regulations, and which also contains the objectives and expected benefits of the Merger;

                                                             ii.      The balance sheets and financial statements of Enersis Américas, Endesa Américas and Chilectra Américas as of June 30, 2016, duly audited by the external audit firms Ernst & Young, KPMG Auditores Consultores Limitada, and RSM Chile Auditores Limitada, respectively; and

  iii.      The expert reports prepared by Messrs. Pablo D´Agliano, Colin Becker and Emilio Venegas Valenzuela, all issued on August 5, 2016, and commissioned by the Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas, respectively.

2.       The Merger would be subject to the following conditions precedent (the “Conditions Precedent”):

(A)(i) The right to withdraw that may be exercised by the shareholders of Enersis Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; provided that the exercise by the shareholders of Enersis Américas of the right to withdraw does not result in any shareholder exceeding the maximum shareholding concentration limit of 65% in Enersis Américas on the date the exercise period of the right to withdraw by dissenting shareholders is due to expire, considering for that purpose the number of shares into which the new Enersis Américas capital stock approved according to item 4 below is divided; (ii) the right to withdraw that may be exercised by the shareholders of Endesa Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; and (iii) the right to withdraw that may be exercised by the shareholders of Chilectra Américas as a result of the Merger may not exceed 0.91% of its outstanding voting shares; and

(B) If one or more of the events described in numerals (i), (ii) or (iii) above occurs within the 60 days of the date of the respective shareholders’ meetings to vote on the merger, the shareholders of each of the merging companies may agree at a new shareholders’ meeting that the merger will take effect notwithstanding these effects.

3.       Once the Conditions Precedent have been satisfied, the representatives appointed by the Boards of Directors of Enersis Américas, Endesa Américas, and Chilectra Américas shall grant a single declaratory public deed, notifying about the compliance with said Conditions Precedent. Said public deed shall be titled “Deed of Compliance with Merger Conditions.”

The Merger shall be effective as of the first day of the calendar month following the month in which the aforementioned Deed of Compliance with Merger Conditions is granted. The foregoing is without prejudice to timely compliance with the registration in the corresponding Commercial Registry and publication in the Official Gazette of the extracts of the respective public deed recordings, either prior to or after granting the Deed of Compliance with Merger Conditions. Once the Merger has become effective, it will be timely informed to the SVS and to the market as an essential fact.

4. An increase in the authorized capital of Enersis Américas by the amount Ch $1,046,470,167,544, through the issuance of 9,232,202,636 new registered shares of the same series and without par value, which will be subscribed and paid, in whole or part, using the incorporated equity of the shareholders of the absorbed companies, excluding for purposes of this subscription and capital payment, the shareholding capital Enersis Américas owns in each of Endesa Américas and Chilectra Américas through shares it currently owns in the companies (“Current Shares”).

5.       An exchange ratio of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4 shares of Enersis Américas for each share of Chilectra Américas will be proposed without considering fractions of shares.

6.       The name of the Company shall be changed to Enel Américas S.A. and it will be clarified that it is a publicly traded company.

7.       The corporate purpose of Enersis Américas shall be changed in order to allow related companies and affiliates of Enersis Américas as potential recipients of its services, and a formal amendment of the text shall be drafted to that effect.

8.       The following articles of Enersis Américas’ bylaws will be modified, for the sole purpose of increasing the capital stock and changing its name, as indicated in numbers 4, 6 and 7 above:

                                                               i.      Amendment of Article One, informing that the new name of the Company will be Enel Américas S.A., clarifying that it is a publicly traded company.

                                                             ii.      Amendment of Permanent Article Fourth, in order to insert in the first paragraph a comma (,) between  expressions “foreign” and “the exploration” and replace in letter d) the terms “affiliated companies” with “related, subsidiaries and associate companies”

                                                            iii.      Amendment of Article Five, informing of the increase of Enersis Américas’ capital resulting from the Merger, and the issuance of newly registered shares of a single series and without par value;

                                                           iv.      Rescind all of the bylaws’ transitional provisions due to loss of validity, and add a new Transitional Article One related to the status of the subscription and payment of the capital stock after the Merger.

9.       A consolidated text of Enersis Américas’ bylaws, which will include the amendments indicated in number 8 above, will be granted.

10.   For the purposes of the provisions of Article 69 of the Tax Code, Enersis Américas, in its capacity as the surviving company and legal successor of Endesa Américas and Chilectra

Américas, shall be liable and shall be required to pay all the taxes owed or that may be owed by Endesa Américas and Chilectra Américas, according to the final financial statements that Endesa Américas and Chilectra Américas must prepare by virtue of the aforementioned legal provision.

11.   The Board of Directors of Enersis Américas shall allocate the new shares and update its shareholder ledger at midnight of the day prior to the date on which the Merger becomes effective, considering for this purpose the shareholders registered in the shareholder ledgers of Endesa Américas and Chilectra Américas on that date, and any duly executed conveyances, transfers, and transmissions of shares that may have been submitted to Endesa Américas and Chilectra Américas prior to the Merger and that may not yet have been finalized and recorded in the corresponding shareholder ledger.

The Current Shares are excluded from this designation as they are left ineffective as a result of the merger.

12.   Agree on any other matters that the shareholders may deem appropriate with respect to the proposed Merger, and fully authorize the board of directors of Enersis Américas to grant all the powers of attorney that it may deem necessary, especially those necessary to legalize, materialize, and carry out the Merger and any other agreements adopted.

It is noted that the dissenting shareholders of the merger will be entitled to exercise their withdrawal rights in accordance with the provisions of Article 69 of the LSA. The terms and conditions for the exercise of the withdrawal right shall be informed promptly, in accordance with the current law and regulations.

    III.            Information about other related-party transactions. Report to shareholders about any agreements on other related-party transactions within the meaning of Title XVI of the LSA, other than the Merger, held during the period since the last shareholders’ meeting of Endesa Américas, indicating the directors that approved them.

Shareholders may obtain copies of the documents that explain and support the matters submitted for the discussion and approval of the Board at the corporate office located at Santa Rosa 76, 15th Floor (Investor Relations Department), Santiago, Chile. These documents will also be available to the shareholders on the Company’s website: www.enersis.cl. The reports of the independent appraisers and experts of Endesa Américas and Chilectra Américas as well as all other background information that may serve as basis to decide on the OPR and Merger are available at www.endesaamericas.cl and www.chilectraamericas.cl, respectively.

Lastly, in accordance with applicable law, a notice of meeting will be published and a letter to shareholders containing information relating to the meeting will be mailed to shareholders on or before September 13, 2016.

Cordially,

Luca D’Agnese

Chief Executive Officer

c.c.       Central Bank of Chile

 Santiago Stock Exchange

 Chilean Electronic Stock Exchange

 Valparaíso Stock Exchange

 Banco Santander Santiago – Bondholders Representatives

 Central Securities Depositary

 Risk Classification Commission

 National Economic Prosecutor's Office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: September 1, 2016